

May 26, 2011

Kevin Claudio
Chief Financial Officer
Helix Wind, Corp.
13125 Danielson Street, Suite 101
Poway, CA 92064

> **Re:** **Helix Wind, Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **File No. 000-52107**

Dear Mr. Claudio:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 29

1. We note that your current disclosure only addresses Item 307 of Regulation S-K. Please amend your Form 10-K to also include the disclosures required by Item 308 of Regulation S-K. The report of management on the company's internal control over financial reporting should include the following:

   - A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant;

- A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting; and
- Management's assessment of the effectiveness of the company's internal control over financial reporting as of the end of the company's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-5

2.   Please explain why you included the following items as adjustments to reconcile net income to net cash used in operations. In this regard, explain the nature of the expense included in your statements of operations for these items and where the expense is reflected.

- Issuance of stock for accounts payable
- Issuance of stock for note amendment
- Issuance of stock for fund raising
- Issuance of stock for payment of debt

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-6

3.   Please explain to us how you determined the fair values of short term debt, convertible notes and derivative liability. Discuss why you classified these valuations as Level 1 for the debt and Level 2 for the derivative liability. Refer to ASC 820-10-35-37.

Note 5. Debt, page F-12

4.   You disclose on page F-13 that there has been no amortization related to the St. George notes. Please tell us why. Cite the accounting literature upon which you relied.

5.   Please tell us how you accounted for and valued the 4.8 million shares issued by Mr. Ian Gardner to St. George Investments and the 4.8 million shares issued by the company to Mr. Gardner. Please tell us where the share issuance is reflected in your consolidated statements of stockholders' equity.

6.   Please tell us in more detail the terms of the triggering event default of the St. George Investment notes. Please tell us how you evaluated the triggering event contingency terms of the debt agreement under U.S GAAP and explain the basis for your accounting treatment. Discuss your analysis of whether the terms represent a derivative liability.

7.   Please reconcile the balance of the St. George notes of $2,095,522 shown on page F-16 with your disclosure on page F-13 that the new convertible notes were $2,240,359 before discount.

8.   Please tell us the exercise prices of the warrants issued in connection with the convertible notes payable.

Note 6. Derivative Liabilities, page F-17

9.   You disclose that you recorded a derivative liability for the fair value of the excess share equivalent amount. Please explain how you determined the number of excess shares and how you valued them. Explain whether or not you have already recorded derivative liabilities for the warrants and conversion features of the debt related to these excess shares. Discuss your accounting for the excess shares and cite the accounting literature upon which you relied.

Note 10. Commitments and Contingencies, page F-21

10.   Please tell us why you have not recorded any liability to East West as of December 31, 2010 given your disclosure on page F-22 that there are past due amounts owed to East West.

11.   Please tell us whether you have any accrued liabilities for the Crystal or Gordon & Rees matters and why you have not accrued for the entire amount of the default judgment related to Bluewater.

Certifications, Exhibit 32.2

12.   We note that Mr. Claudio's certification filed pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 incorrectly refers to your report on Form 10-Q for the period ended December 31, 2010. Please file an amendment to your Form 10-K for the period ended December 31, 2010 to include certifications that correctly refer to the Form 10-K for the fiscal year ended December 31, 2010. Your amendment must include the entire report as well as currently dated and signed 906 and 302 certifications for both your principal executive and accounting officers.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 4. Controls and Procedures, page 32

13.   Given the material weaknesses, please explain why management concluded that the company's disclosure controls and procedures are effective as of March 31, 2011. We note that management concluded that these controls were not effective as of December 31, 2010. Please explain the changes made that resulted in the changed assessment of the company's disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant